Investor Presentation May 2019 $350M Senior Unsecured Notes Offering Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration Nos. 333-221865 and 333-221865-01 Dated:  May 7, 2019

Certain statements included in this presentation are forward-looking and thus reflect our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to our operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “expects,” “will,” “plans,” “anticipates,” “indicates,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals”, “targets” and similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this presentation are based upon information available to us on the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law. Our actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: our ability to execute our strategic operating plan, including our growth, revenue-generating and cost-control initiatives; general economic conditions (including interest rates, foreign currency exchange rates, investment or credit market conditions, crude oil prices, costs of aircraft fuel and energy refining capacity in relevant markets); risks of doing business globally, including instability and political developments that may impact our operations in certain countries; demand for travel and the impact that global economic and political conditions have on customer travel patterns; our capacity decisions and the capacity decisions of our competitors; competitive pressures on pricing and on demand; changes in aircraft fuel prices; disruptions in our supply of aircraft fuel; our ability to cost-effectively hedge against increases in the price of aircraft fuel, if we decide to do so; the effects of any technology failures or cybersecurity breaches; disruptions to services provided by third-party service providers; potential reputational or other impact from adverse events involving our aircraft or operations, the aircraft or operations of our regional carriers or our code share partners or the aircraft or operations of another airline; our ability to attract and retain customers; the effects of any terrorist attacks, international hostilities or other security events, or the fear of such events; the mandatory grounding of aircraft in our fleet; disruptions to our regional network; the impact of regulatory, investigative and legal proceedings and legal compliance risks; the success of our investments in other airlines, including in other parts of the world; industry consolidation or changes in airline alliances; the ability of other air carriers with whom we have alliances or partnerships to provide the services contemplated by the respective arrangements with such carriers; costs associated with any modification or termination of our aircraft orders; disruptions in the availability of aircraft, parts or support from our suppliers; our ability to maintain satisfactory labor relations and the results of any collective bargaining agreement process with our union groups; any disruptions to operations due to any potential actions by our labor groups; labor costs; an outbreak of a disease that affects travel demand or travel behavior; the impact of any management changes; extended interruptions or disruptions in service at major airports where we operate; U.S. or foreign governmental legislation, regulation and other actions (including Open Skies agreements, environmental regulations and the United Kingdom's withdrawal from the European Union); the seasonality of the airline industry; weather conditions; the costs and availability of aviation and other insurance; the costs and availability of financing; our ability to maintain adequate liquidity; our ability to comply with the terms of our various financing arrangements; our ability to realize the full value of our intangible assets and long-lived assets; and other risks and uncertainties set forth under Part I, Item 1A., “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as well as other risks and uncertainties set forth from time to time in the reports we file with the U.S. Securities and Exchange Commission. Safe harbor statement

The contents of this presentation are not to be construed as legal, regulatory, business, tax or accounting advice. You should consult your own attorney, business advisor, tax advisor and accountant as to legal, regulatory, business, tax and accounting advice. Under no circumstances is this presentation or the information contained herein to be construed as a prospectus, offering memorandum or advertisement, and neither any part of this presentation nor any information or statement contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. This presentation is not, and is not intended to be, an offer to sell, or a solicitation of an offer to purchase, any securities or other interest in the Company. This presentation has been prepared by the Company solely for informational purposes and exclusively for the benefit and internal confidential use of the recipient. This presentation is confidential. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of the contents hereof, without the prior written consent of the Company, is prohibited. The Company and its affiliates, officers, directors, employees, professional advisors and agents do not accept responsibility or liability for this presentation or its contents (except to the extent that such liability cannot be excluded by law). By reviewing this presentation, you acknowledge and represent to the Company that you have read, understood and accept the terms of this presentation and acknowledge and agree that this presentation is confidential, non-public and/or proprietary information. You hereby agree to return to the Company or destroy this presentation promptly upon request. The distribution of this presentation in certain jurisdictions may be restricted by law. Non-GAAP Financial Measures This presentation refers to certain non-GAAP financial measures.  Non-GAAP financial measures should not be used in isolation or as a substitute for the amounts reported in accordance with generally accepted accounting principles.  However, management evaluates the performance of its operating segments and the Company’s consolidated results based on several criteria, including certain non-GAAP measures, because it believes that those financial measures accurately reflect its cost structure and efficiency, ongoing profitability and performance.  In addition, securities analysts and investors use those measures as certain of the metrics on which they analyze the Company’s performance.  A reconciliation of our non-GAAP financial measures to their most closely comparable GAAP measures is provided in the Appendix at the end of this presentation. Safe harbor statement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847. Safe harbor statement

Michael Miller, Investment Banking, Barclays Transaction Overview Pam Hendry, Vice President and Treasurer United Continental Holdings, Inc. Business Highlights and Financial Update Q&A

Transaction overview Issuer: United Continental Holdings, Inc. (the “Issuer” or the “Company”) Guarantor: United Airlines, Inc. Issue: Senior Unsecured Notes (the “Notes”) Size: $350 million Security: Unsecured Maturity: ~5.7 years (January 15, 2025) Optional Redemption: Non-Call Life Corporate Rating: Ba2 / BB (Moody’s / S&P) Issue Rating: Ba3 / BB (Moody’s / S&P) Closing Date: T + 2 days Change of Control: 101% of the principal plus accrued interest Covenants: Similar to existing 4.25% Senior Notes due 2022 and 5.00% Senior Notes due 2024 Make-Whole: T + 50 bps Use of Proceeds: General Corporate Purposes Distribution: Registered Offering

Sources and Uses of Funds Pro Forma Liquidity Statistics Pro Forma Capitalization Sources and Uses of Funds & Pro Forma Capitalization 1 Does not include approximately $275 million held in escrow at March 31, 2019 relating to United’s Series 2019-1 Class AA and Class A pass-through certificates. Such escrowed funds will be used to purchase equipment notes issued by United to finance certain aircraft in 2019, which equipment notes will be secured by such aircraft. United will record a secured debt obligation upon issuance of such equipment notes. 2 In addition, United had available and undrawn $2.0 billion under a secured revolving credit facility as of March 31, 2019 and as of the date hereof. 3 On January 1, 2019, the Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 842, Leases (the “New Lease Standard”). The twelve months ended March 31, 2019 and three months ended March 31, 2019 and 2018 EBITDA and adjusted EBITDA are presented in this report on a basis consistent with the New Lease Standard. 4 Net debt calculations exclude restricted cash.

Business Highlights

Multi-year opportunity ahead for United Airlines Focus on the customer Great operational performance 2017 2019 + beyond 2018 Launched growth plan and core4 Rebuilding trust 2016 Continuing to earn the trust of employees and customers remains foundational

Momentum continued into 2019 Great first-quarter financial and operational results even as the Company navigated some turbulence Achieved peer leading pre-tax margin expansion in the first quarter Building on customer-centric initiatives Encouraged by long-term potential of loyalty program Executing on long-term financial targets remains our focus

Record setting operations and improved customer service in 2018 Completion Factor1 FY18 D:001 1 Consolidated system flights. Source: masFlight Total Revenue (Billions)

Historic relationship between revenue and fuel Historically, revenue has lagged changes in fuel prices by about one quarter UAL recovered 98% percent of the year-over-year increase in fuel prices in 2018 YOY Pax Revenue vs. YOY Brent Oil $/bbl YOY Industry Pax Revenue (% pts) YOY Brent Oil ($/bbl, 1Q lag)

Loyalty Revenue Management Commercial initiatives expected to drive long term impact Credit card acquisitions grew double digits in the first quarter of 2019 MileagePlus won best frequent flyer program award from FlyerTalk Enhancements to Gemini and our sales force efforts are expected to continue driving higher close-in yields Network Completed Denver rebank, the last of our mid-continent hub restructures Encouraged by earnings improvement at mid-continent hubs in the first quarter of 2019 Segmentation Revenue benefit expected to be fully realized in 2020 and 2021 as Premium Plus economy product is rolled out The CRJ-550 is an innovative solution to meet premium demand in small markets

Premium Plus is a key component to United’s segmentation strategy United Premium Plus, our new premium economy product, now for sale with first completed flight at the end of March As of 1Q19, early results show average United Premium Plus fare ~2x a standard Economy fare + ADDED CONVENIENCE + EXTRA SPACE

Geographic region overview – consolidated 1Q PRASM up 1.1% year-over-year Domestic Latin Pacific Atlantic 1 Based on full-year 2Q18-1Q19 capacity. % ASMs1 1Q19 YOY PRASM H/(L) Notes 57% 0.6% Strong close-in bookings 18% (2.8%) Weak economy cabin pricing 16% 4.5% Healthy economy cabin demand across the region 9% 2.6% Continued improvement in Mexico and the Caribbean

Financial Update

Adjusted debt1 1Q19 Debt, lease, pension and post-retirement obligations ($B)2 United’s balance sheet is well positioned among peers 1 Amounts adjusted due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842). See Note 1 to the financial statements contained in Part II, Item 8 of United’s Annual Report on Form 10-K for fiscal year ended December 31, 2018 for additional information. Debt excludes pension and postretirement obligations, while adjusted debt and adjusted EBITDA are non-GAAP measures; adjusted EBITDA excludes special charges and the mark-to-market impact of certain financial instruments. For a GAAP to Non-GAAP reconciliation and definitions of the non-GAAP measures, see Appendix 2 Source: SEC filings for Delta Air Lines and American Airlines. United Leverage1 YE 12/31/2018 TME 3/31/2019 Net Income ($B) $2.1 $2.3 Adj. EBITDA ($B) $5.8 $6.0 Debt / Adj. EBITDA 2.4x 2.4x Adj. Debt / Adj. EBITDA 3.9x 3.8x Pension and post-retirement liability Moody’s Fitch S&P Ba2 Upgraded January 2017 BB Upgraded October 2016 BB Upgraded April 2018 Outlook Stable Stable Positive UAL credit ratings

Made significant progress paying down debt and unencumbering assets ~ $7.5 1 YE10 Includes long- and short-term debt obligations (net of deferred financing and unamortized debt discount), capital leases, pension obligations and aircraft rent capitalized at seven times; 1Q19 reflects accounting change from Accounting Standards Topic 842. Adjusted debt is a non-GAAP measure; for a GAAP to Non-GAAP reconciliation, see Appendix Unencumbered assets ($B) Unencumbered Aircraft 30 425 Adjusted debt1 ($B)

Strong liquidity position Unrestricted liquidity ($B) Increased revolving credit facility to $2B in 1Q17 with the full amount undrawn as of March 31, 2019 Minimum target balance $5.0B We believe $5B - $6B is the optimal liquidity level Absorb seasonality of the business (~$1.5B peak to trough) Meets debt and capital expenditure commitments Provides sufficient liquidity under extreme stress-test (e.g. Sept. 11th) scenario

Appendix A: reconciliation of GAAP to Non-GAAP financial measures

United Continental Holdings, Inc. ("UAL") evaluates its financial performance utilizing various accounting principles generally accepted in the United States of America (GAAP) and Non-GAAP financial measures. UAL provides financial metrics, including adjusted earnings before interest, taxes depreciation and amortization (EBITDA) and adjusted debt, that we believe provides useful supplemental information for management and investors. This financial metric is also adjusted for special items that management believes are not indicative of UAL's ongoing performance. UAL believes that adjusting for MTM gains and losses on financial instruments is useful to investors because those unrealized gains or losses may not ultimately be realized on a cash basis. For additional information related to special charges, see the press release issued by UAL, dated April 16, 2019, and filed on that date with the U.S. Securities and Exchange Commission as an exhibit to UAL's Form 8-K. Reconciliations of reported non-GAAP financial measures to the most directly comparable GAAP financial measures are included below.

(In millions) **Adjusted EBITDA**	**Twelve Months Ended March 31, 2019[1]**	**Year Ended December 31, 2018[1]**
Net income	$2,269	$2,122
Adjusted for:		
Depreciation and amortization	2,188	2,165
Interest expense	696	670
Interest capitalized	(69)	(65)
Interest income	(113)	(101)
Income tax expense	564	526
Special charges before income taxes	465	487
MTM losses on financial instruments	33	5
Adjusted EBITDA, excluding special charges and MTM losses on financial instruments - Non-GAAP	$6,033	$5,809

Adjusted Debt	**March 31, 2019[1]**	**December 31, 2018[1]**	**December 31, 2010**
Current maturities of long-term debt	$1,201	$1,230	$2,411
Current maturities of finance leases	133	123	252
Long-term debt	12,734	12,215	11,434
Long-term obligations under finance leases	236	224	1,036
Debt	14,304	13,792	15,133
Non-current postretirement benefit liability	1,287	1,295	2,344
Non-current pension liability	1,454	1,576	1,473
Debt, postretirement and pension liabilities	17,045	16,663	18,950
Operating leases[2]	5,784	5,995	7,147
Adjusted debt	$22,829	$22,658	$26,097

[1] Amounts adjusted due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842). See Note 1 to the financial statements contained in Part I, Item 1 of UAL's Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2019 for additional information.

[2] 2010 operating leases presented as seven times annual proforma aircraft rent per industry standards prior to the issuance of Topic 842.

UNITED 21